Exhibit 10.15

Description of Director Compensation Arrangement

Members of the Board of Directors of SWS Group, Inc. who are non-employee directors, other than the Chairman of the Board, receive an annual retainer of $17,000 paid on a quarterly basis, $1,000 for attendance at each regular quarterly Board meeting and $500 for attendance at each special Board meeting and committee meeting. Committee chairmen receive $750 per committee meeting. The Chairman of the Board receives an annual retainer of $145,000 paid on a biweekly basis and other compensation, aggregating approximately $15,000 per year, which includes the use of a car and club membership dues. SWS Group, Inc. also reimburses directors for expenses relating to attendance at meetings. Non-employee directors are also eligible to receive grants under the SWS Group, Inc. 2003 Restricted Stock Plan. Employee directors of SWS Group, Inc. receive no additional compensation for serving as directors.